Exhibit (a)(5)(c)

Memorandum

November 8, 2011

To:  Participants in the Crescent State Bank 401K Plan

From:  Bruce Elder, Trustee

Re: Tender of Crescent Financial Shares Owned in the 401(k) Plan

You are receiving this memorandum and the enclosed materials because you are a participant in Crescent State Bank’s 401(k) Plan (the “Plan”) and own shares of Crescent Financial Corporation (“Crescent Financial”) stock in your individual Plan account.  Pursuant to an investment agreement (as amended, the “Investment Agreement”) entered into by Piedmont Community Bank Holdings, Inc. (“Piedmont”), Crescent Financial and Crescent State Bank, Piedmont commenced a tender offer to our shareholders to purchase up to 6,442,105 shares of our common stock at a price of $4.75 per share on November 8, 2011.  The letter to participants in the Plan enclosed with this memorandum explains the procedures you must follow in order to tender some or all of your shares held in the Plan into the tender offer.  The Offer to Purchase and the Letter of Transmittal included with this memorandum explain the terms and conditions of the tender offer and the Schedule 14D-9 includes the recommendation to shareholders regarding acceptance of the tender offer by the board of directors of Crescent Financial  and the reasons for its recommendation.  Please read these materials carefully.

This communication does not constitute a recommendation as to whether or not to tender those shares to Piedmont, but rather as additional information that you should be aware of regarding the Plan and MVP Plan Administrators’ website mechanics that will not necessarily be in the tender documents.  You are encouraged to read the tender documents fully and consider all information and your personal circumstances when deciding whether or not to tender.

Pursuant to the terms and conditions of the Investment Agreement, Piedmont will also invest $75 million in Crescent Financial, and shortly before the consummation of such investment, Crescent Financial will be reincorporated under Delaware law and become known as Crescent Financial Bancshares, Inc.  It is anticipated that we will retain our ticker symbol of CRFN.  Crescent Financial shares will continue to be an investment option within the Plan.

Things to consider prior to and after the tender offer:

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Your current investment allocation: If you currently own shares in your individual Plan account, you more than likely are allocating some portion of your current contributions to purchase Crescent Financial shares.  Your decision as to whether or not to tender shares will not automatically alter that allocation percentage.  Only you can change that allocation either through the MVP Plan Administrator’s website or via the Participant Election Form located on the Intranet (\\00highhouse1\csb-main\Human Resources\Benefits\401(k)\Enrollment Kit\Enrollment Form QDIA 20110309.pdf).  As you carefully consider the tender offer, please also review your current investment allocation to make sure it reflects your future investment desires.

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Any proceeds credited to your Plan account as a result of tendering will be credited to the Schwab Investor Money fund at settlement.  You can then determine if you want to transfer those funds to another investment option or rebalance your account.  The Schwab Investor Money fund does not have a redemption penalty charged by some funds if you move the money within 90 days of investment, so the funds can be moved freely at your discretion. Please refer to the tender documents for additional information.

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Rebalance function: both the MVP Plan Administrators’ website and the Participant Enrollment Form have a function referred to as “Rebalance.”  When you rebalance your Plan account, the mix of your Plan account assets are reallocated in accordance with your current investment allocation instructions.  If at the conclusion of the tender offer and after any tender proceeds are deposited to your Schwab Investor Money fund you select the rebalance function and have not carefully revisited your current investment allocation, the system will repurchase shares in Crescent Financial that you sold in the tender offer.

Again, this communication is not designed to recommend what actions you should take regarding the offer to purchase your Crescent shares, but to alert you to things you may not have thought of regarding your Plan account going forward.

As indicated above, the documents included with this Memorandum will provide you with additional information regarding the tender offer.  As always, I am happy to address any questions you might have.